Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Stardust Power Deepens its Lithium

Expertise with Appointment of Randal Harris as Director of Construction

Greenwich, Connecticut – (Newsfile Corp. April 29, 2024) – Stardust Power Inc. (“Stardust Power” or the “Company”), a development stage American manufacturer of battery-grade lithium products, is pleased to announce the appointment of Randal Harris as Director of Construction. In this pivotal role, Mr. Harris will spearhead the construction and procurement efforts for the Company’s planned central lithium refinery located in Muskogee, Oklahoma. This strategic addition to the senior management team further reinforces Stardust Power’s commitment to leveraging deep technical expertise and experience in advancing its central lithium refinery.

“We believe that Randal’s technical expertise and extensive track record sets him apart,” said Roshan Pujari, Founder and CEO of Stardust Power. “His construction experience speaks for itself, and we are thrilled to have him on board.” Drawing from his early career experience as a Drill Instructor for the U.S. Marine Corps, Mr. Harris brings with him a dedication to integrity and a strong work ethic. “I am deeply honored to contribute my decades of expertise towards building resilient American supply chains and contributing to our national security with Stardust Power,” remarked Mr. Harris.

Mr. Harris has over 35 years of industrial construction executive experience and has successfully led capital construction projects across the globe, encompassing the full spectrum of Engineering, Procurement, and Construction (“EPC”) life cycle development. Notably, Mr. Harris has recently served as the Director of EPC for a lithium hydroxide facility in Houston, in addition to collaborating with organizations such as Worley Parsons, British Petroleum and Jacobs Engineering.

Mr. Harris joins a highly regarded project development team comprising Chief Technical Officer, Pablo Cortegoso, Senior Project Director, Mike Circelli, and Managing Director, John Reisenberg.

Randal Harris

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Stardust Power’s strategy is to become a leading producer of battery-grade lithium products in the U.S. The Company believes that designing a large central refinery optimized for multiple inputs of brine lithium feedstock provides an opportunity to scale production rather than the dependence on single assets. The proposed new battery-grade lithium refining facility in Muskogee, Oklahoma, is expected to produce 50,000 tonnes per year of American battery-grade lithium, supporting the expansion of domestic manufacturing and helping to secure U.S. energy independence by reducing EV supply chain dependence on foreign sources of material.

About Stardust Power:

Stardust Power is a development stage manufacturer and refiner of battery-grade lithium products designed to supply the electric vehicle industry and help secure America’s leadership in the energy transition. Stardust Power is developing a strategically central lithium refinery in Muskogee, Oklahoma with the anticipated capacity of producing up to 50,000 tonnes per annum of battery-grade lithium. Committed to sustainability at each point in the process, the Company expects to enjoy a diversified supply of lithium from American brine sources. Stardust Power is expected to become a publicly traded company on Nasdaq under the ticker symbol “SDST” via a planned business combination with Global Partner Acquisition Corp II (“GPAC II”) (NASDAQ:GPAC), a special purpose acquisition company.

For more information, visit www.stardust-power.com

Stardust Power Contacts:

For Investors:

William Tates

william@stardust-power.com

For Media:

Ira M. Gostin

media@stardust-power.com

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, GPAC II’s and Stardust Power’s ability to consummate the transaction, the benefits of the transaction, GPAC II’s and Stardust Power’s future financial performance following the transaction, as well as GPAC II’s and Stardust Power’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and Stardust Power’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and Stardust Power caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and Stardust Power. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II’s securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and Stardust Power’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Stardust Power’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Stardust Power and potential difficulties in Stardust Power’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or Stardust Power related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Stardust Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting Stardust Power’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic; and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and any other Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor Stardust Power presently know or that GPAC II or Stardust Power currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and Stardust Power assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor Stardust Power gives any assurance that either GPAC II or Stardust Power will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a Registration Statement with the SEC that includes a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/ prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL RELEVANT DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GPAC II, STARDUST POWER AND THE PROPOSED BUSINESS COMBINATION.

The Registration Statement is not yet effective. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transactions. Shareholders of GPAC II are able to obtain free copies of the Registration Statement and, once available, will also be able to obtain free copies of the definitive proxy statement/ prospectus and all other relevant documents containing important information about GPAC II and Stardust Power filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

GPAC II, Stardust Power and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and is not intended to and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, Stardust Power or the combined company or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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